Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.
Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Net income (loss)	$(9)	$43	$(337)	$(344)

Class A Unitholders (ownership percentage)	x 99%	x 99%	x 99%	x 99%

Net income (loss) allocable to Class A Unitholders	$(9)	$43	$(333)	$(341)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$(0.00)	$0.01	$(0.04)	$(0.05)